NextMart, Inc.

Oriental Plaza Bldg. W3, Twelfth Floor

1 East Chang’an Avenue, Dongcheng District

Beijing, 100738 PRC

May 3, 2010

Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:

Nextmart, Inc.
-Form 10-K for the Fiscal Year ended September 30, 2009 (“10-K”)
-Form 10-Q for the Quarterly Period ended December 31, 2009 (“10-Q”)

Dear Mr. Mew:

This letter responds to the Staff’s comment letter dated March 19, 2010 regarding the above referenced filing.   For reference purposes, each numbered responses below responds to the corresponding comment in your comment letter.

Form 10-K for the Fiscal Year ended September 30, 2009

Item 9A Controls and Procedures

1. We will amend the referenced Form 10-K (“Amended 10-K”) to include a statement that the Company’s internal controls over financial reporting was effective for the purposes for which it is intended.

2. The Amended 10-K will include a statement that our assessment of internal controls over financial reporting has not been attested to by our registered pubic accounting firm.

Item 8 Financial Statements and Supplementary Data.

Consolidated Statements of Operations and Comprehensive Loss

3. On March 22, 2007, we executed a subscription agreement with certain accredited investors, including Professional Offshore Opportunity Fund Ltd, pursuant to which we agreed to issue a principal amount worth $1,500,000 in senior convertible promissory notes and warrants to purchase shares of our common stock. The financing was closed on March 29, 2007.

The intrinsic fair value of warrants on loans was $714, 827 as of  April 2007 and amortized within 5 years.

On February 6, 2009, we closed a Convertible Debt Settlement Agreement with these accredited investors pursuant to which we have re-purchased all of the outstanding senior convertible notes. The parties also amended the Warrants to remove any registration rights and purchase price reset provisions, among other changes. Therefore, the accumulated amortization was US$285,931 and the remaining US$428,896 was charged to loss on earlier extinguishment of debt.

4. The unrealized gain on investment in other comprehensive income is the result of the reclassification adjustment to Loss on disposal of discontinued operations, which is part of the net loss.

5. The Company believed that the share price decline in China Grand Resorts (formerly Asia Premium TV, Inc) (“Issuer”) was due to an overall economic downturn that coincided with a restructuring of Issuer’s business. The Company believed that the Issuer's new business under new management, coupled with a general recovery of the markets, would provide the necessary stimuli to have the share price rise to sufficient levels.

6. The Amended 10-K will include English translated version of the Agreement with Hua Hui.

7. The tabular reconciliation of the disclosed fair value on disposal of the $3,616,775 amount is as follows:

Fair Value
Equity Value of Wuxi	115,313
Equity Value of CEAC	530,452
Equity Value of Nice Show	-39,324
Equity Value of WB	0
Equity Value of WT	3,010,332
Equity Value of Credit 114	1
Total	3,616,775

8. The referenced Form 8-K placed an approximate value of the assets transferred at $8,630,273, which we believed to be the value of such assets. Subsequently, in connection with our audited financial statements, we received an evaluation report from an independent, professional evaluator on the disposed assets and subsidiaries. The fair value determined by the evaluator was $7,650,758 and broken down below. We made journal entries base on the evaluated amount.

Fair Value
Equity Value of Wuxi	115,313
Equity Value of CEAC	530,452
Equity Value of Nice Show	-39,324
Equity Value of WB	0
Equity Value of WT	3,010,332
Equity Value of Credit 114	1
Total	3,616,775
Assets Disposed by SMC	802,332
Assets Disposed By SNMG	4,809
Assets Disposed by SNMI	3,226,842
Total	4,033,982

The requested Journal entries are as follows:

Disposed Asset-SMC

$(1,250,459)

Disposed Asset-SNMG

   4,305,574

Disposed Asset-SNMI

(21,056,154)

Retained Earnings-Opening

12,644,137

Unrealized Loss on Marketable Securities

 (2,496,025)

Loss on Disposal of Assets and Subsidiaries

  4,236,151

Additional Paid in Capital

  3,616,775

Additional Paid in Capital

 (1,813,840)

Loss on Disposal of Assets and Subsidiaries

 1,813,840

Loss on Disposal of Subsidiaries

  (488,449)

Loss on Disposal of Assets

   488,449

9. In an effort to clarify the term “commercial income rights,” we have provided below certain excerpts from our Form 10-K for the annual period ended September 30, 2009:

A. In Part I – Item 1 Description of Business – Overview of the Form 10-K:

Under the terms of the Agreement, we received from Hua Hui the commercial income rights to 10,000 square meters the Huadun Changde International Hotel located in the city of Changde in China’s Hunan Province (“Project”), which is currently under construction. Hua Hui is responsible for all costs and expenses incurred in constructing the Project. Commercial income rights includes the right to receive any and all income and proceeds derived from the commercial use of the Project in any capacity. As consideration, we agreed to issue to Hua Hui 250,000,000 shares of our its common stock valued at US$0.024 per share (the closing price of the Company’s common stock on the transaction date) for a total stock value of approximately RMB41,000,000 (or US$6,000,000). (Emphasis added)

B. In Part I – Item 1 Description of Business – Our Current Business Strategy of the Form 10-K

Hotel Operations

Of a total of 10,000 square meters of commercial rights to the Project, approximately 8,000 square meters will consist of hotel rooms in the Huadun Changde International Hotel. As mentioned above, the Hotel will consist of a total of 37,000 square meters that sits on an approximately 3.6 acre piece of land that has access roads on the North, East, and West. The city is accessible by rail and air and is in close proximity to several tourist, scenic, and commercial areas. Construction began on June 1, 2009 and is expected to be completed on December 31, 2010. As of December 15, 2009, all permits concerning the Hotel have been acquired from governmental authorities, and the construction of the Hotel is approximately 33% complete.

The Hotel, when completed, will be a four star rated business hotel and will feature 300 rooms, including standard rooms and deluxe rooms. The hotel also has such service facilities as Chinese and western restaurants; coffee house; bar; tea house; multifunctional hall; international business club; fitness center; beauty salon; sauna center; laundry; and a shopping mall.  Expected room rates will range from RMB380 (approximately $56.00 USD) per night for standard room to RMB 760 (approximately $110 USD) per night for a deluxe room. We also expect to cross market to hotel guests day passes to our Hunan club once opened. The Hotel, including our 8,000 square meters, will be operated and managed by Hua Hui (or an affiliate). Our 8,000 square meters will represent approximately 168 rooms, of which 12 rooms will be deluxe rooms and the remainder standard rooms. Our rooms represent approximately 56% of the total rooms at the Hotel. We expect to expend approximately $2.75 million on furniture and fixtures and related items prior to opening the Hotel which is anticipated in at the end of calendar 2010. (Emphasis added)

As of the date of this report, we have not reached a formal agreement with Hua Hui or its affiliate regarding the managing and operating of the rooms attendant to our interest,

which would include the payment of a management fee. We do expect however to assume our proportionate share of all operating costs of the Hotel, and also expect to pay a management fee to Hua Hui or its affiliate of between 10-15% of revenues attributable to our space. We believe that this management fee rate is customary in the local industry. With an occupancy rate of 70%, anticipated gross revenues from the rooms attributable to our space is approximately $2 million per annum offset by projected operating costs estimated to be between $400,000 to $650,000 per annum. (Emphasis added)

We are prepared to provide additional disclosure as requested by the Staff.

10. On August 1, 2009, we entered into a subscription and asset sale agreement with Hua Hui, under the terms of the agreement, we received from Hua Hui the commercial income rights to 10,000 square meters of the Huadun Changde International Hotel located in the city of Changde in China.  As consideration, we agreed to issue to Hua Hui 250,000,000 shares of our common stock, representing 56.4% of the total shares outstanding.  Mr. Liu, the Chairman and sole stockholder of Hua Hui became the CEO of our Company after the transaction.

We did not consider this transaction as a reverse acquisition, according to FASB ASC paragraph 805-10-55-12, “in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.  However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree…”

In our transaction with Hua Hui, there is no exchange of equity interests where we acquired an interest in another entity.  We received commercial income rights to the 10,000 square meters of the Hotel in exchange for our common stock.  Therefore, in our view, it was not appropriate to record the transaction as a reverse acquisition.

11.(a). It is our understanding that Hua Hui management did not fully understand the fact that the Company would not be able to record any value for the commercial income rights to the hotel project.  They later recognized this fact mainly when the audited financial statement were finalized. Shortly after the filing the 10-K, they sought to rescind the transaction with the company.     (b). We will account for the termination of the contract by adding the sum value of the assets originally sold to Hua Hui back on to the Company's balance sheet. We cancelled the shares issued to Hua Hui such that the company's share count will not include the shares issued to Hua Hui.

We will book the relevant entries based on FASB ASC paragraph 360-10-35-44, Changes to a Plan of Sale

“If circumstances arise that previously were considered unlikely and, as a result, an entity decides not to sell a long-lived asset (disposal group) previously classified as held for sale, the asset (disposal group) shall be reclassified as held and used. A long-lived asset that is reclassified shall be measured individually at the lower of the following:

a. Its carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used

b. Its fair value at the date of the subsequent decision not to sell.

Exhibits 31.1 and 31.2

12. The Amended 10-K will include certifications from its CEO and CFO in conformity with Item 601(b)(31).  The second sentence in your comment #12 is unclear to us. As you properly noted, our prior certifications included those titles in the text of the certification, albeit not in conformity with Rule 601(b)(31). However, the certifications as required under Item 601(b)(31) and Rule 13a-14(a) are to be signed by the Company’s Principal Executive Officer and Principal Financial Officer. Thus, it is unclear to us how the inclusion of those titles in the prior certifications could limit the respective certifications if the officers are required to sign in that capacity under the applicable rules.

*  *  *  *  *

We trust that the above is responsive to the Staff’s comments and questions, but we remain available to answer any addition questions that the Staff may have.  Please do not hesitate to contact our attorney Daniel H. Luciano at 908-832-5546, if you have any questions regarding this letter. We plan to file such amendments referenced above as promptly as possible following your concurrence of our positions.

Very truly yours,

Nextmart, Inc.

/s/ Carla Zhou

By Carla Zhou, CFO